U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 10-SB/A

             General Form for Registration of Securities
                      of Small Business Issuers
                    Under Section 12(b) or (g) of
                 the Securities Exchange Act of 1934



                      ILN AMHERST CORPORATION
                    -----------------------------
                   (Name of Small Business Issuer)




            TEXAS                             76-0681000
-----------------------------      -----------------------------------
(State or Other Jurisdiction of   I.R.S. Employer Identification Number
Incorporation or Organization)


              15007 Grove Gardens, Houston, Texas 77082
     ------------------------------------------------------------
     (Address of Principal Executive Offices including Zip Code)


                             888/854-0661
                            --------------
                     (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:     None

Securities to be Registered Under Section 12(g) of the Act: Common Stock
                                                          $.0001 par value
                                                          (Title of Class)




                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

      ILN Amherst Corporation was incorporated on May 3, 2001 under the laws of the State of Texas to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Unless the context otherwise requires, all references to the "Company" "we" "our" and other similar terms shall mean ILN Amherst Corporation. We have been in the developmental stage since inception and our operations to date have been limited to issuing shares to our original shareholder and filing this registration statement.

      Our primary activity will involve seeking potential business opportunities and to effectuate a business combination with a target company with significant growth potential. We have not selected any target company for a business combination and do not intend to limit potential acquisition and merger candidates to any particular field or industry, but do retain the right to limit acquisition or merger candidates, if we so choose, to a particular field or industry. There are, however, no assurances that we will be successful in locating or negotiating with a target company.

      A merger or acquisition will normally take the form of a stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or
Section 368 of the Internal Revenue Code of 1986, as amended.

      We have been formed to provide a method for a foreign or domestic private company to become a reporting company with a class of securities registered under the Securities Exchange Act of 1934, as amended ("the Exchange Act").


ANALYSIS OF A REPORTING COMPANY

      A reporting company has certain perceived benefits. These benefits may include: increased visibility in the financial community; provision of information required under Rule 144 for trading of eligible securities; compliance with a requirement for admission to quotation on the NASD OTC Bulletin Board or on the Nasdaq SmallCap Market; the facilitation of borrowing from financial institutions; improved trading efficiency; greater ease in subsequently raising capital; shareholder liquidity; compensation of key employees through stock options for which there may be a market valuation; enhanced corporate image.

      A reporting company may also have certain perceived disadvantages. These disadvantages may include: required filings of periodic and episodic reports with the Securities and Exchange Commission; required publication of corporate information; increased rules and regulations governing management, corporate activities and shareholder relations.

      Some private companies may find a business combination more attractive than an initial public offering of their securities. Some of these reasons may include: possible larger costs, fees and expenses of a public offering; inability to obtain an underwriter; possible delays in the public offering process; greater dilution of outstanding securities.

      Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include: no investment capital raised through a business combination; no underwriter support of after market trading.


THE BUSINESS COMBINATION

      A business entity, if any, which may be interested in a business combination with us may include: a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses; a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting; a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it; a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public; a foreign company which may wish an initial entry into the United States securities market; a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; a company seeking one or more of the other perceived benefits of becoming a public company.

      A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of our company and the substitution by the target company of its own management and board of directors. However, there are no assurances that we will be able to enter into any business combination, as to the terms of a business merger or acquisition.

      The proposed business activities described herein classify us as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the public sale of securities of blank check companies. We will not make any efforts to cause a market to develop in our securities until such time as we would have successfully implemented a business plan and are no longer classified as a blank check company.

      We are voluntarily filing this registration statement with the Securities and Exchange Commission and are under no obligation to do so under the Exchange Act. We will continue to file all reports required by us under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of our company. Since a principal benefit of a business combination of our company would normally be considered our status as a reporting company, it is anticipated that we will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

      Henry L. Jan, our sole officer and director is the sole member of ILN Industries, LLC, the sole shareholder of our Company. We have no employees nor are there any persons other than Mr. Jan who devote any of their time to our Company affairs. Mr. Jan will not begin any services for us until after the effective date of this registration statement. All references herein to management of our Company are to Mr. Jan. If, at any time, Mr. Jan is unable to devote sufficient attention to our Company, a material adverse impact on our operations could result.


RISK FACTORS

      Numerous risk factors of our Company are as followed:

      WE HAVE HAD NO OPERATING HISTORY NOR ANY REVENUES OR EARNINGS
FROM OPERATIONS. We have no significant assets or financial resources. We have sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues until, at least, the consummation of a business combination. ILN Industries, LLC, a company affiliated with management, has agreed to pay all expenses incurred by us until a business combination is effected, without repayment. There is no assurance that we will ever be profitable.

      WE HAVE ONLY ONE DIRECTOR AND ONE OFFICER. The sole director and officer of our Company is Henry L. Jan, who is also the sole member of ILN Industries, LLC, the sole shareholder of our Company. Because management consists of only one person, we will rely completely on the judgment of our sole officer and director when selecting a target company. Hence, we do not benefit from multiple judgments that a greater number of directors or officers would provide. Mr. Jan anticipates devoting only a limited amount of time per month to our business and will not begin any services to our Company until after the effective date of the registration statement. Mr. Jan has not entered into a written employment agreement with our Company and he is not expected to do so.
We have not obtained key man life insurance on Mr. Jan. Thus, the loss of the services of Mr. Jan would adversely affect the development of our business and our likelihood of commencing operations.

      THERE ARE CONFLICTS OF INTEREST. Mr. Jan, the president of our Company, participates in other business ventures which may compete directly with us. Other additional conflicts may also arise in the future. We have adopted a policy that we will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. Our Articles of Incorporation provides that we may indemnify officers and/or directors of our Company for liabilities, which can include liabilities arising under the securities laws. Our assets could be used or attached to satisfy any liabilities subject to such indemnification.

      OUR PROPOSED OPERATIONS ARE SPECULATIVE. The success of our proposed business plan will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that we will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without independent analysis, detailed feasibility studies, market surveys or similar information which, if we had more funds available to us, would be desirable. In the event that we complete a business combination, the success of our operations will be dependent upon management of the target company and numerous other factors beyond the control of our Company. There is no assurance that we will be able to identify a target company and consummate a business combination.

      IF WE EFFECTUATE A BUSINESS COMBINATION, WE MAY BECOME SUBJECT TO INTENSE COMPETITION FROM COMPETITORS OF THE TARGET COMPANY WHO WILL LIKELY POSSESS GREATER FINANCIAL, MARKETING, TECHNICAL AND OTHER RESOURCES THAN THE TARGET COMPANY. We presently cannot ascertain the degree of competition characterizing the industry of any prospective target company. We cannot assure that, subsequent to a business combination, we will have the resources to compete effectively, especially to the extent that the target company is in a high-growth industry.

      WE ARE AND WILL CONTINUE TO BE AN INSIGNIFICANT PARTICIPANT
IN THE BUSINESS OF SEEKING MERGERS WITH AND ACQUISITIONS OF BUSINESS ENTITIES. A large number of established and well-financed entities are active in mergers and acquisitions of companies which may be merger or acquisition target candidates to us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us. Thus, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. We will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      AS OF THE ORIGINAL FILING DATE OF THIS REGISTRATION STATEMENT,
WE HAVE HAD NO CURRENT AGREEMENT, ARRANGEMENT, OR UNDERSTANDING WITH RESPECT TO ENGAGING IN A BUSINESS COMBINATION WITH A SPECIFIC ENTITY. We do not intend to enter into a business combination until after the effective date of this registration statement. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity.
Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited, or no potential for immediate earnings, limited assets, negative net worth, or other negative characteristics. There is no assurance that we will be able to negotiate a business combination on terms favorable to us.

      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE A POTENTIAL ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, we are required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements normally must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us at the time of effecting a business combination. In cases where audited financial statements are unavailable, we will have to rely upon information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a target company might prove to be an unfavorable one for us.

      THERE IS A HIGH PROBABLE CHANGE IN CONTROL AND MANAGEMENT IN THE FUTURE. A business combination involving the issuance of our common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest our Company. As a condition of the business combination agreement, ILN Industries, LLC, our sole shareholder, may agree to sell, transfer or retire all or a portion of its common stock of our Company to provide the target company with all or majority control. The resulting change in control of our Company will most likely result in removal of our present officer and director and a corresponding reduction in or elimination of his participation in the future affairs our Company.

      THE PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for our securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule
15g-9 which establishes the definition of a "penny stock", for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange.
For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock.

      THERE IS A POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per-share value of our common stock may increase or decrease significantly.

      FEDERAL AND STATE TAX CONSEQUENCES WILL MOST LIKELY BE MAJOR CONSIDERATIONS IN ANY BUSINESS COMBINATION WE MAY UNDERTAKE. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both our Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.


DEFINITIONS

"Blank check" company - As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business combination - Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and the target company or the shareholders of the target company.

EDGAR - The U.S. Securities and Exchange Commission's Electronic,
Data, Gathering, Analysis, and Retrieval system.

Exchange Act - The Securities Exchange Act of 1934, as amended.

Securities Act - The Securities Act of 1933, as amended.



ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

THE PROCUREMENT OF A BUSINESS COMBINATION


       Our target company will most likely have located and contacted us through their own research on EDGAR filings via the Securities and Exchange Commission's website at http://www.sec.gov (or any similar EDGAR dissemination website). A target company may also be referred to us from a consultant or company familiar with our current president's participation in past business combinations. Since we are not soliciting referrals, we do not know who or which company may refer us potential target companies. We will not pay a finder's fee for any target companies referred to us.
We will not solicit target companies through the World Wide Web, newspaper, magazine advertisements, or any mailings NOR will we make any efforts to contact or hire a consultant or company to locate our target company.


      We have entered into an agreement with ILN Industries, LLC in which ILN Industries, LLC has agreed to pay all of our expenses until such time as a business combination is effected, without repayment. ILN Industries, LLC will not locate potential target companies for us and is not authorized to enter into any agreement with a potential target company
binding our Company.   Henry L. Jan, our sole officer and director, is
the sole member of ILN Industries, LLC.


      None of the company's officers, director, or their affiliates or associates have had any preliminary contact or discussions with any representatives of any business or company regarding the possibility of an acquisition or merger transaction. Thus, there are no present plans proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction.

      We have issued ILN Industries, LLC a total of 5,000,000 shares of common stock for the consideration of $1,000.


OUR MANAGEMENT

      We have no full time employees. Henry L. Jan, is our sole officer and director. Mr. Jan is also the sole member of ILN Industries, LLC, our sole shareholder. As our Company president, Mr. Jan has agreed to allocate a limited portion of his time to the activities of our Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Jan and the potential demands of the activities of our Company.

      The amount of time spent by Mr. Jan on our Company activities is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere. It is impossible to predict the amount of time Mr. Jan will actually be required to spend to review a suitable target company. Mr. Jan estimates that our business plan can be implemented by devoting approximately 10 to 20 hours per month over the course of several months but such figure cannot be stated with precision. Mr. Jan will not perform any services on behalf of our Company until after the effective date of this registration statement.


GENERAL BUSINESS PLAN

      We were formed to seek and acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.
We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. Management anticipates that we will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.

      We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

      The selection of a business opportunity in which to participate will be complex and may be very risky. We have not conducted any research to confirm that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

      We have, and will most likely continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, we offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means. We have not conducted market research and are not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

      The analysis of new business opportunities will be undertaken by, or under the supervision of, our officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, we may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of our Company; the potential for growth or expansion; the potential for profit;
the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the virtually unlimited discretion of our Company to search for and enter into potential business opportunities.

      We will be subject to the reporting requirements of the Exchange Act after this registration. Included in these requirements is our duty to file audited financial statements as part of or within 60 days following the due date for filing our Current Report on
Form 8-K reporting a business combination which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a transaction. We intend to acquire or merge with a company for which audited financial statements are available or for which we believe audited financial statements can be
obtained within the required period of time.   We may reserve the
right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

      Although we will not restrict our search for any specific kind of business entities, we may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, whether such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may have to offer.

      A potential target company may have a prior agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to us only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.


TERMS OF A BUSINESS COMBINATION

      We may become a party to a merger, joint venture, reorganization, consolidation, licensing agreement or other arrangement with another corporation or entity. On the consummation of such a transaction, it is likely that our present management and shareholders will no longer be in control of our Company. In addition, it is likely that our officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

      It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, we may have an agreement with a business combination to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, we will be undertaken by the surviving entity after we have entered into an agreement for a business combination or has consummated a business combination and are no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the securities of our Company may depress the market value of our securities in the future if such a market develops, of which there is no assurance.

      While the terms of a business transaction to which we may be a party of is not predictable, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

      Our shareholders will, in all likelihood, hold a substantially lesser percentage ownership interest in our Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilution effect on the percentage of shares held by our shareholders at such time.

      We will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.


      ILN Industries, LLC has agreed to pay all of our operating expenses until a business combination has been effected. Henry L. Jan, our sole officer and director, will provide his services after the effective date of this registration statement without charge or repayment by our Company. We will not borrow any funds to make any payments to Mr. Jan, his affiliates or associates. If ILN Industries, LLC stops or becomes unable to continue to pay our operating expenses, we may not be able to timely make its periodic reports required under the Exchange Act nor to continue to search for an acquisition target.


      The Board of Directors has passed a resolution which establishes a policy that we will not seek a business combination with any entity in which an officer, director, shareholder or any affiliate or associate of our Company serves as an officer or director or holds any ownership interest.


UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

      As part of a business combination agreement, we intend to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (1) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act for at least a specified period of time; (2) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S; and (3) giving assurances of on going compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

      A potential target company should be aware that our market price and trading volume of our securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in our Company within the United States financial community. We do not have the market support of an underwriter that would normally follow a public offering of our securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in our securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in our securities, which may result in a significant pressure on their market price. We may consider the ability and commitment of a target company to actively encourage interest in our securities following a business combination in deciding whether to enter into a transaction with such company.

      A business combination with us separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with us normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. We may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

      Prior to completion of a business combination, we may require that we be provided with written materials regarding the target company containing such items as a description of products, services and company history; financial information; management resumes; an explanation of proprietary products and services; available projections, with related assumptions upon which they are based; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.


COMPETITION

      We expect to encounter intense competition from other blank check entities. Many of these entities are well established and have extensive experience in connection with identifying and effecting business combinations. Hence, we will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. Also, there are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than our Company. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.


ITEM 3.  DESCRIPTION OF PROPERTY

      We have no properties nor agreements to acquire any properties at this time. We currently use the offices of ILN
Industries, LLC at no cost to us. ILN Industries, LLC has agreed to continue this arrangement until we complete a business combination.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth each person known by us to be the beneficial owner of five percent or more of the common stock of our Company, all directors individually and all directors and officers of our Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address
Percentage of               Amount of Beneficial
of Beneficial Owner              Ownership               Class
------------------------    --------------------     -------------

  Henry L. Jan (1)                5,000,000               100%
  15007 Grove Gardens
  Houston, TX 77082

  All Executive Officers and      5,000,000               100%
  Directors as a Group (1 Person)

      (1) As the sole member of ILN Industries, LLC, Mr. Jan is deemed to be the beneficial owner of the 5,000,000 shares of our common stock owned by ILN Industries, LLC.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

We have one director and officer as follows:

Name              Age         Positions and Offices Held

Henry L. Jan      28          President, Secretary, Director

      There are no agreements or understandings for the above-named officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.


      Henry L. Jan is currently the director, president, and secretary of ILN Amherst Corporation, ILN Brentwood Corporation, ILN Celeste Corporation, and ILN Century Corporation. Mr. Jan was also the director, president, and secretary of Eneftech Corporation (fka ILN Barrington Corporation), United Film Partners, Inc (fka ILN Bethany Corporation), DMIF, Inc (fka ILN Harvey Corporation), and Move Films, Inc (fka ILN Pelham Corporation/Expresso Express, Inc) when it was considered a blank check company (disclosed below in the section entitled "Blank Check Companies"). Mr. Jan is currently a corporate development consultant for United Film Partners, Inc, Eneftech Corporation, and
Move Films, Inc. Mr. Jan received a Bachelor of Science from the University of Southern California in 1995. From 1995-1997, Mr. Jan was the Executive Director/Co-Founder of Evolving Minds Communications, a 501(c)3 California Nonprofit Corporation formed to educate the general public about the environment and the arts. In 1995, Mr. Jan was a documentary producer for Moonshadow Entertainment, Burbank, CA. From 1997-1999, Mr. Jan was Executive Producer/Co-Founder for the motion picture sound effects company, Media Arts Entertainment, Los Angeles, CA. From 1999 to date, Mr. Jan serves as the Executive Director/Founder of the advertising agency, Matriarch Entertainment, Inc., Houston, TX. From 2001 to date, Mr. Jan serves as the Sole member/Founder of ILN Industries, LLC. Mr. Jan has produced works that can be seen and heard on nationwide television/radio networks and also major motion picture films. (Mr. Jan's involvement with Blank Check Companies are disclosed below in the section entitled "Blank Check Companies").



BLANK CHECK COMPANIES

      Henry L. Jan, our president, is currently involved with the process of creating other blank check companies, and plans to create additional similar companies. The initial business purpose of each of these companies will be to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

      The following chart summarizes information concerning recent blank check companies with which Mr. Jan is or has been involved which filed a registration statement on Form 10-SB. References is made to the Current Report on Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.



Company Name
Filing Type                                                           Note Number
File Number                                                          (See "Notes"
Filing Date                   Status                               following table)
-----------------------------------------------------------------------------------

ILN Bethany Corporation       Business Combination effected 7/9/01.      (2)
Form 10-SB/12G                Form 8-K filed on 7/24/01 (Form 8-K/A
File Number: 000-32681        filed on 9/24/01; 11/13/01).
Filing Date: 5/08/01*

ILN Harvey Corporation        Business Combination effected 7/25/01.     (2)
Form 10-SB/12G                Form 8-K filed on 8/6/01 (Form 8-K/A
File Number: 000-32683        filed on 9/13/01; 10/5/01).
Filing Date: 5/08/01*

ILN Pelham Corporation        Business Combination effected 10/2/01.     (2)
Form 10-SB/12G                Form 8-K filed on 10/16/01 (Form 8-K/A
File Number: 000-32691        filed on 11/8/01; 11/20/01; 12/14/01).
Filing Date: 5/08/01*

ILN Barrington Corporation    Business Combination effected 10/25/01.    (2)
Form 10-SB/12G                Form 8-K filed on 11/8/01 (Form 8-K/A
File Number: 000-32677        filed on 11/20/01; 1/07/02; 2/05/02).
Filing Date: 5/08/01*

ILN Amherst Corporation       Has not entered into a Business            (1)(3)
Form 10-SB/12G                Combination.
File Number: 000-32959
Filing Date: 7/05/01

ILN Brentwood Corporation     Has not entered into a Business            (1)(3)
Form 10-SB/12G                Combination.
File Number: 000-32965
Filing Date: 7/05/01

ILN Celeste Corporation       Has not entered into a Business            (1)(3)
Form 10-SB/12G                Combination.
File Number: 000-32961
Filing Date: 7/05/01

ILN Century Corporation       Has not entered into a Business            (1)(3)
Form 10-SB/12G                Combination.
File Number: 000-32961
Filing Date: 7/05/01



* Form 10-SB is automatically effective 60 days after filing with the Securities and Exchange Commission.

NOTES:

  (1) Mr. Jan is the sole officer, director and a beneficial shareholder.

  (2) Mr. Jan was but is no longer the sole officer and director and remains a beneficial shareholder of more than 10% of the outstanding shares.

  (3) SEC has not yet deemed 10-SB/12G registration statement effective.


      Other than as described herein, Mr. Jan is not affiliated with any other blank check companies. Mr. Jan also has never held any positions or offices with any other reporting companies in his career other than the companies described herein.


TRANSACTIONS BY RECENT BLANK CHECK COMPANIES

ILN BETHANY CORPORATION

      On July 9, 2001, ILN Bethany Corporation, a Texas Corporation, acquired all the assets and liabilities of United Film Partners, Inc, a Delaware Corporation, in a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. ILN Bethany Corporation was formed on April 2, 2001 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identical to our Company, including identical management and beneficial shareholders. Pursuant to the business combination, ILN Bethany Corporation changed its name to United Film Partners, Inc. United Film Partners, Inc was a motion picture company engaged in the business of actively pursuing development of film and television properties and the sale of fully "packaged" film and television properties at the time of the business combination. The Current Report on Form 8-K was filed on July 24, 2001. Detailed information concerning United Film Partners,
Inc subsequent to the business combination may be obtained from its filings under the Exchange act which are found on the EDGAR archives page of the Securities and Exchange Commission's Website at http://www.sec.gov. Prior to the business combination, ILN Industries, LLC held 100% (5,000,000 shares of common stock)of the outstanding stock. Upon the completion of the business combination, ILN Industries, LLC's ownership (5,000,000 shares of common stock) had become equivalent to 14.3% of the combined entity. ILN Industries, LLC had received
$1,000 (not a merger transaction-related compensation)for a one time "post merger" consultation to the issuer AFTER the completion of the merger, and does not anticipate to be hired for any further consultation in the future. Neither Mr. Jan nor ILN Industries, LLC had received any finder fees associated with the business combination. Mr. Jan currently is a corporate development consultant to United Film Partners, Inc and has been granted 250,000 shares of common stock as compensation. As the sole member of ILN Industries, LLC, Mr. Jan is deemed to be the beneficial owner of the common stock owned by ILN Industries, LLC.


ILN HARVEY CORPORATION

      On July 25, 2001, ILN Harvey Corporation, a Texas Corporation, acquired all the assets and liabilities of Delta Management Firm, Inc, a Louisiana Corporation in a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. ILN Harvey Corporation was formed on April 2, 2001 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identical to our Company, including identical management and beneficial shareholders. Pursuant to the business combination, ILN Harvey Corporation changed its name to DMFI, Inc. DMFI, Inc was in the business of owning and managing adult novelty retail stores and adult entertainment clubs at the time of the business combination. The Current Report on Form 8-K was filed on August 6, 2001. Detailed information concerning DMFI, Inc subsequent to the business combination may be obtained from its filings under the Exchange act which are found on the EDGAR archives page of the Securities and Exchange Commission's Website at http://www.sec.gov. Prior to the business combination, ILN Industries, LLC held 100% (5,000,000 shares of common stock)of the outstanding stock. Upon the completion of the business combination, ILN Industries, LLC's ownership (5,000,000 shares of common stock) had become equivalent to 14.3% of the combined entity. ILN Industries, LLC had also received $1,000 (not a merger transaction-related compensation) for a one time "post merger" consultation to the issuer AFTER the completion of the merger, and does not anticipate to be hired for any further consultation in the future. Neither Mr. Jan nor ILN Industries, LLC had received any finder fees associated with the business combination. Mr. Jan is not currently a consultant to DMFI, Inc.


ILN PELHAM CORPORATION

      On October 2, 2001, ILN Pelham Corporation, a Texas Corporation, acquired all the assets and liabilities of The Expresso Express, a sole proprietorship, in a reorganization within the meaning of Section 368(a)(1)
(C) of the Internal Revenue Code of 1986, as amended. ILN Pelham Corporation was formed on April 2, 2001 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identical to our Company, including identical management and beneficial shareholders. Pursuant to the business combination, ILN Pelham Corporation changed its name to Expresso Express, Inc. Expresso Express, Inc was engaged in the business of selling espresso-based coffee drinks throughout the United States by means of drive-thru stands at the time of the business combination. The Current Report on Form 8-K was filed on October 16, 2001. Detailed information concerning Expresso Express, Inc subsequent to the business combination may be obtained from its filings under the Exchange act which are found on the EDGAR archives page of the Securities and Exchange Commission's Website at http://www.sec.gov. Prior to the business combination, ILN Industries, LLC held 100% (5,000,000 shares of common stock)of the outstanding stock. Upon the completion of the business combination, ILN Industries, LLC's ownership (5,000,000 shares of common stock) had become equivalent to 20% of the combined entity. ILN
Industries, LLC had also received $1,000 (not a merger transaction-related compensation) for a one time "post merger" consultation to the issuer
AFTER the completion of the merger, and does not anticipate to be hired for any further consultation in the future. Neither Mr. Jan nor ILN Industries, LLC had received any finder fees associated with the business combination.

     On December 31, 2001, Expresso Express, Inc had acquired all the assets and liabilities of Motion Entertainment Group, in a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. Pursuant to the business combination, Express Express, Inc had changed its name to MOVE FILMS, INC and discontinued its participation in the coffee industry. Motion Entertainment Group, was engaged in the business of development, production, and distribution of full length feature film properties at the time of the business combination. MOVE FILMS, INC has continued the business operations formerly conducted by Motion Entertainment Group. The Current Report
Form 8-K was filed on January 14, 2002. Detailed information concerning MOVE FILMS, INC subsequent to the business combination may be obtained from its filings under the Exchange act which are found on the EDGAR archives page of the Securities and Exchange Commission's Website at http://www.sec.gov. Upon the completion of the business combination, ILN Industries, LLC's ownership had become equivalent to 23.1% of the combined entity. There were no finder fees associated with the business combination. Mr. Jan currently is a corporate development consultant to MOVE FILMS, INC and has been granted 250,000 shares of common stock as compensation. As the sole member of ILN Industries, LLC, Mr. Jan is deemed to be the beneficial owner of the common stock owned by ILN Industries, LLC.


ILN BARRINGTON CORPORATION

      On October 25, 2001, ILN Barrington Corporation, a Texas Corporation, acquired all of the assets and liabilities of Eneftech Group, a California General Partnership, in a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended. ILN Barrington Corporation was formed on April 2, 2001 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identical to our Company, including identical management and beneficial shareholders. Pursuant to the business combination, ILN Barrington Corporation changed its name to Eneftech Corporation. Eneftech Corporation was engaged in the business of developing energy efficient technology at the time of the business combination. The Current Report on Form 8-K was filed on November 8, 2001. Detailed information concerning Eneftech Corporation subsequent to the business combination may be obtained from its filings under the Exchange act which are found on the EDGAR archives page of the Securities and Exchange Commission's Website at http://www.sec.gov. Prior to the business combination, ILN Industries, LLC held 100% (5,000,000 shares of common stock)of the outstanding stock. Upon the completion of the business combination, ILN Industries, LLC's ownership (5,000,000 shares of common stock) had become equivalent to 14.3% of the combined entity. ILN Industries, LLC had also received $1,000 (not a merger transaction-related compensation) for a one time "post merger" consultation to the issuer AFTER the completion of the merger, and does not anticipate to be hired for any further consultation in the future. Neither Mr. Jan nor ILN Industries, LLC had received any finder fees associated with the business combination. Mr. Jan currently is a corporate development consultant to Eneftech Corporation and has been granted 350,000 shares of common stock as compensation. As the sole member of ILN Industries, LLC, Mr. Jan is deemed to be the beneficial owner of the common stock owned by ILN Industries, LLC.


CONFLICTS OF INTEREST


      Henry L. Jan, our sole officer and director, expects to organize other companies of a similar nature and with a similar purpose as our Company. Consequently, there are potential inherent conflicts of interest in acting as our officer and director. In addition, insofar as Mr. Jan is engaged in other business activities, he may devote only a portion of his time to the affairs of our Company. A conflict may arise in the event that another blank check company with which Mr. Jan is affiliated also actively seeks a target company.


      Mr. Jan is the sole member of ILN Industries, LLC, a Texas
Limited Liability Company, which is our sole shareholder. Neither ILN Industries, LLC nor Mr. Jan will receive any compensation in connection with a merger transaction. However, as a shareholder of our Company, the book/market value of ILN Industries, LLC's present common stock holdings of our Company may increase significantly after a merger has been effected. ILN Industries, LLC will not be issuing our securities, in the event no target company is located, for purposes of seeking alternative funds for us. Also, ILN Industries, LLC or Mr. Jan may be hired to be a consultant to us AFTER a merger has been completed. This compensation may be in the form of cash or stock.


      We will not enter into a business combination, or acquire any assets of any kind for our securities, in which our management or any affiliates or associates have any direct or indirect interest.

      There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of our Company could result in liability of our management.


INVESTMENT COMPANY ACT OF 1940

      Although we will be subject to regulation under the Securities Act and the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940. Any violation of such Act would subject our Company to material adverse consequences.


ITEM 6.  EXECUTIVE COMPENSATION

      Our sole officer and director does not receive any compensation for his services rendered to our Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with our Company. However, our officer and director anticipates receiving benefits as a beneficial shareholder of our Company, as the sole member of ILN Industries, LLC, which may perform consulting services for our Company after the business combination. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have issued ILN Industries, LLC a total of 5,000,000 shares of common stock pursuant to Section 4(2) of the Securities Act for the consideration of $1,000.


ITEM 8.  DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the securities of our Company; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the articles of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.


COMMON STOCK

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation or dissolution of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

      Holders of common stock have no preemptive rights to purchase the common stock of our Company. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.


PREFERRED STOCK

      The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Texas, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

      We have no present plans to issue any preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of our Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise.


DIVIDENDS

      If we were to pay any dividends, it would be contingent upon our Company revenues and earnings, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain any earnings for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.


TRADING OF SECURITIES IN SECONDARY MARKET

      The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. Hence, sales of our Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

      Following a business combination, a target company will normally wish to cause our Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time. Such steps will normally involve filing a registration statement under the Securities Act. Such registration statement may include securities held by current shareholders or offered by us, including warrants, shares underlying warrants, and debt securities.

      In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 round-lot shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 round-lot shareholders.

      If, after a business combination and qualification of our securities for trading, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board.

      In order to have its securities quoted on the NASD OTC Bulletin Board, a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

      The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

      In certain cases, we may elect to have our securities quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

      In general, there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict if and where the securities of our Company will be traded following a business combination and qualification of our securities for trading.


"FREE TRADING" STATUS OF SECURITIES ISSUED BY A BLANK CHECK COMPANY

     In a letter set forth from Mr. Richard Wulff (Office of Small Business of the SEC) to Mr. Ken Worm, (Assistant Director OTC Compliance Unit, NASD Regulation, Inc.) on January 21, 2000, Mr. Wulff states that securities issued from a blank check company, "both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are 'underwriters'." Mr. Wulff's letter indicates that "the securities involved can only be resold through registration under the Securities Act." Rule 144 would not be available for resale transactions in such a situation, regardless of technical compliance with that rule, because such transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.


TRANSFER AGENT

      We presently serve as our own transfer agent.



                              PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS.

      (A) MARKET PRICE. There is no trading market for our common stock at present and there has been no trading market to date. There is also no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to our Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or dealer approve a person's account for transactions in penny stocks and (2) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must (1) obtain financial information and investment experience and objectives of the person; and (2) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (1) sets forth the basis on which the broker or dealer made the suitability determination and (2) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

      Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      (B) HOLDERS. The issued and outstanding shares of the common stock of our Company were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

      (C) DIVIDENDS. We have not paid any dividends to date, and have no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS

      We presently are not a party to any material legal proceedings nor are we aware of any threatened litigation of a material nature.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

      As of the date of this registration, we have issued 5,000,000 common shares pursuant to Section 4(2) of the Securities Act of 1933. No underwriters were utilized and no commissions or fees were paid with respect to the above transactions.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Articles of Incorporation provides that a director of our Company shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Corporation or its Shareholders; (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the General Corporation Law of Texas; or (iv) for any transaction for which the director derived an improper personal benefit.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.



                              PART F/S


FINANCIAL STATEMENTS

      Set forth below are the audited financial statements for ILN Amherst Corporation from May 3, 2001 (inception) to June 30, 2001. The following financial statements are attached to this report and filed as a part thereof.

                      ILN AMHERST CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                        FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2001



                      ILN AMHERST CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)


                              CONTENTS

                                                              Page
                                                              ----

INDEPENDENT AUDITOR'S REPORT                                   F-2

FINANCIAL STATEMENTS

  Balance Sheet                                                F-3

  Statement of Loss and Accumulated Deficit During             F-4
  the Development Stage

  Statement of Cash Flows                                      F-5

  Statement of Stockholder's Equity                            F-6

NOTES TO FINANCIAL STATEMENTS                           F-7 to F-9

                                F-1


Dohan and Company                    7700 North Kendall Drive, #204
Certified Public Accountants         Miami, Florida 33156-7564
A Professional Association           Telephone: (305) 274-1366
                                     Facsimile: (305) 274-1368


                    Independent Auditor's Report
                    ----------------------------

Stockholder and Board of Directors
ILN Amherst Corporation (A Development Stage Company)
Houston, Texas

We have audited the accompanying balance sheet of ILN Amherst Corporation (A Development Stage Company), as of June 30, 2001, and the related statements of loss and accumulated deficit during the development stage, cash flows, and stockholder's equity for the period from inception (May 3, 2001) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILN Amherst Corporation (A Development Stage Company) at June 30, 2001, and the results of its operations and its cash flows for the period from inception (May 3, 2001) to June 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company incurred a loss of $1,050 from inception (May 3, 2001) to June 30, 2001, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                      /s/ Dohan and Company, CPA's

July 2, 2001
Miami, Florida

                                F-2


ILN AMHERST CORPORATION
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET
JUNE 30, 2001

ASSETS

Deferred tax asset, less valuation allowance of $158         $   -
                                                             ---------
TOTAL ASSETS                                                 $   -
                                                             =========



LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES                                                  $   -
                                                             ---------
      TOTAL LIABILITIES                                          -
                                                             ---------
COMMITMENTS AND CONTINGENCIES (NOTE 4)

STOCKHOLDER'S EQUITY

   Preferred Stock, $.0001 par value, 20,000,000 shares
      authorized; none outstanding                           $   -
   Common Stock, $.0001 par value, 100,000,000 shares
      authorized; 5,000,000 shares issued and outstanding        500
   Additional paid-in capital                                    550
   Deficit accumulated during the development stage           (1,050)
                                                             ---------
      TOTAL STOCKHOLDER'S EQUITY                                 -
                                                             ---------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                   $   -
                                                             =========

See accompanying notes.

                                 F-3



ILN AMHERST CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT DURING THE DEVELOPMENT STAGE
For the period from inception (MAY 3, 2001) to JUNE 30, 2001

EXPENSES
    Licenses and fees                                        $   300
    Professional fees                                            750
                                                             ---------
NET LOSS BEFORE INCOME TAX                                    (1,050)

INCOME TAXES                                                     -
                                                             ---------
NET LOSS AND ACCUMULATED DEFICIT DURING THE
 DEVELOPMENT STAGE                                           $(1,050)
                                                             =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(BASIC AND DILUTED)                                          5,000,000
                                                             =========
NET LOSS PER SHARE (BASIC AND DILUTED)                       $ (0.00)
                                                             =========

See accompanying notes.

                                 F-4


ILN AMHERST CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS
For the period from inception (May 3, 2001) to June 30,2001

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                  $(1,050)
                                                              ---------
        NET CASH USED BY OPERATING ACTIVITES                   (1,050)
                                                              ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of common stock                                        1,000
    Capital contributed                                            50
                                                              ---------
       NET CASH PROVIDED BY FINANCING ACTIVITIES                1,050
                                                              ---------
NET INCREASE IN CASH AND EQUIVALENTS FOR THE PERIOD
    AND CUMULATIVE DURING THE DEVELOPMENT STAGE                   -

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                   -
                                                              ---------
CASH AND CASH EQUIVALENTS - END OF PERIOD                     $   -
                                                              =========
SUPPLEMENTAL DISCLOSURES
    Interest paid                                             $   -
    Income taxes paid                                         $   -
                                                              ---------

See accompanying notes.

                                 F-5


ILN AMHERST CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDER'S EQUITY

                                                         Accumulated
                                                           Deficit
                           Common Stock      Additional  During the     Total
                       --------------------   Paid-In    Development Stockholder's
Description             Shares      Amount    Capital       Stage       Equity
-----------------------------------------------------------------------------------
Common stock issued
 for cash               5,000,000   $ 500     $ 500        $ -          $1,000

Contributed capital       -           -          50          -              50

Net loss and cumulative
 loss during the
 development stage        -           -         -          (1,050)      (1,050)
-----------------------------------------------------------------------------------
BALANCE,
 June 30, 2001          5,000,000   $ 500     $ 550       $(1,050)      $  -
===================================================================================

See accompanying notes.

                                F-6



NOTE 1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS ACTIVITY

     ILN Amherst Corporation (A Development Stage Company) (the Company) was incorporated in Texas on May 3, 2001, to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At June 30, 2001, the Company had not yet commenced any formal business operations. The Company's fiscal year-end is December 31.

     The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     INCOME TAXES

     The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

     ADVERTISING

     Advertising costs will be expensed as incurred.

     NET LOSS PER SHARE

     Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     DEVELOPMENT STAGE COMPANY

     The Company has been devoting its efforts to activities such as raising capital, establishing sources of information, and identifying target businesses for its planned acquisition or combination. The Company has not yet generated any revenues and, as such, it is considered a development stage company.

                                 F-7


NOTE 2.   RELATED PARTY TRANSACTIONS

     The Company issued 5,000,000 shares of common stock to ILN
     Industries, LLC, which is 100% owned by the President and sole director of the Company in May 2001. These shares were issued for a total value of $1,000.

     ILN Industries, LLC, the Company's sole shareholder contributed capital in the amount of $50, per a signed agreement dated May 3, 2001. The agreement calls for ILN Industries, LLC to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in
     Note 1:

        a. Fund all corporate, organizational, and other costs incurred by the Company as contributed capital


NOTE 3.   INCOME TAXES

     At June 30, 2001, the Company had a net operating loss of approximately $1,050. This loss may be used to offset federal income taxes in future periods. However, if subsequently there are ownership changes in the Company, as defined in Section 382 of the Internal Revenue Code, the Company's ability to utilize net operating losses available before the ownership change may be restricted to a percentage of the market value of the Company at the time of the ownership change. Therefore, substantial net operating loss carryforwards could, in all likelihood, be limited or eliminated in future years due to a change in ownership as defined in the Code. The utilization of the remaining carryforwards is dependent on the Company's ability to generate sufficient taxable income during the carryforward periods and no further significant changes in ownership.

     The Company computes deferred income taxes under the provisions of FASB Statement No. 109 (SFAS 109), which requires the use of an asset and liability method of accounting for income taxes.
     SFAS No. 109 provides for the recognition and measurement of deferred income tax benefits based on the likelihood of their realization in future years. A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that, a portion of the deferred income tax benefits will not be realized. It is Management's opinion that the entire deferred tax benefit of $158 resulting from the net operating loss may not be recognized in future periods. Therefore, a valuation allowance equal to the deferred tax benefit of $158 has been established, resulting in no deferred tax benefits as of the balance sheet date.

NOTE 4.   GOING CONCERN AND MANAGEMENT'S PLANS

     The Company incurred a net loss of $1,050 for the period from inception (May 3, 2001) to June 30, 2001. The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing and achieve profitable operations. The Company anticipates meeting its cash requirements through the financial support of its shareholder until such time as it finds a merger partner. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

                                 F-8


NOTE 5.  STOCKHOLDER'S EQUITY

     SALE OF SHARES

     In May 2001, the Company issued 5,000,000 shares of common stock for a total of $1,000.

     CAPITAL CONTRIBUTED

     In May 2001, the sole shareholder of the Company contributed $50 to pay for certain Company expenses.

     PREFERRED STOCK

     The Board of Directors is authorized to establish the rights and preferences of preferred stock. To date, the Board of Directors has not established those rights and preferences.

                                 F-9



                              PART III


ITEM 1. INDEX TO EXHIBITS


      EXHIBIT NUMBER          DESCRIPTION

      3.1                     Articles of Incorporation

      3.2                     By-Laws

      3.3                     Specimen stock certificate

      10.1                    Agreement with ILN Industries, LLC

      10.2                    Mr. Jan's Stock Grant Agreement with
                              Eneftech Corporation

      10.3                    Mr. Jan's Stock Grant Agreement with
                              MOVE FILMS, INC (fka Expresso Express, Inc)

      10.4                    Mr. Jan's Stock Grant Agreement with
                              United Film Partners, Inc.


                              SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                          ILN Amherst Corporation


                          By: /s/ Henry L. Jan
                          -----------------------
                          Henry L. Jan, President

                          DATE: February 5, 2002


EXHIBIT 3.1

                       ARTICLES OF INCORPORATION

                                  OF

                       ILN AMHERST CORPORATION



                             ARTICLE ONE

                                Name

      The name of the Corporation is ILN Amherst Corporation.


                             ARTICLE TWO

                              Duration

      The Corporation shall have perpetual existence.


                            ARTICLE THREE

                               Purpose

      The purpose for which this Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Texas.


                             ARTICLE FOUR

                                Shares

      The total number of shares of stock which the Corporation shall have authority to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock having a par value of $.0001 per share and 20,000,000 shares of Preferred Stock having a par value of $.0001 per share.

      The Board of Directors is authorized to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Texas, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

      The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

      A. The number of shares constituting that series and the distinctive designation of that series;

      B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on share of that series;

      C. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

      D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

      E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

      F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

      G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

      H. Any other relative rights, preferences and limitations of that series.


                             ARTICLE FIVE

                       Commencement of Business

      The Corporation will not commence business until it has received for the issuance of its shares consideration of the value of not less than One Thousand Dollars ($1,000).


                             ARTICLE SIX

                Principal Office and Registered Agent

      The business address of the initial registered office of the Corporation and the name of its initial registered agent is


      Henry L. Jan
      15007 Grove Gardens
      Houston, TX 77082

      The initial registered agent is a resident of the State of Texas.


                            ARTICLE SEVEN

                            Incorporator

      Henry L. Jan, 15007 Grove Gardens, Houston, TX 77082


                            ARTICLE EIGHT

                           Initial Director

      Henry L. Jan will serve as the only director until the first annual meeting of shareholders or until his successors are elected and qualified.


                             ARTICLE NINE

                          Pre-Emptive Rights

      No Shareholder or other person shall have any pre-emptive rights whatsoever.


                             ARTICLE TEN

                               By-Laws

      The initial by-laws shall be adopted by the Shareholders or the Board of Directors. The power to alter, amend, or repeal the by-laws or adopt new by-laws is vested in the Board of Directors, subject to repeal or change by action of the Shareholders.


                            ARTICLE ELEVEN

                            Number of Votes

      Each share of Common Stock has one vote on each matter on which the share is entitled to vote.


                            ARTICLE TWELVE

                            Majority Votes

      A majority vote of a quorum of Shareholders (consisting of the holders of a majority of the shares entitled to vote, represented in person or by proxy) is sufficient for any action which requires the vote or concurrence of Shareholders, unless otherwise required or permitted by law or the by-laws of the Corporation.


                           ARTICLE THIRTEEN

                        Non-Cumulative Voting

      Directors shall be elected by majority vote. Cumulative voting shall not be permitted.


                           ARTICLE FORTEEN

      Interested Directors, Officers and Securityholders

      A. Validity. If Paragraph (B) is satisfied, no contract or other transaction between the Corporation and any of its directors, officers or securityholders, or any corporation or firm in which any of them are directly or indirectly interested, shall be invalid solely because of this relationship or because of the presence of the director, officer or securityholder at the meeting of the Board of Directors or committee authorizing the contract or transaction, or his participation or vote in the meeting or authorization.

      B. Disclosure, Approval, Fairness. Paragraph (A) shall apply only if:

      (1) The material facts of the relationship or interest of each such director, officer or securityholder are known or disclosed:

      (a) to the Board of Directors or the committee and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

      (b) to the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes; or

      (2) the contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, the committee or the Shareholders.


                           ARTICLE FIFTEEN

                    Indemnification and Insurance

      A. Persons. The Corporation shall indemnify, to the extent provided in Paragraphs (B), (D) or (F) and to the extent permitted from time to time by law:

      (1) any person who is or was director, officer, agent or employee of the Corporation, and

      (2) any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise.

      B. Extent--Derivative Suits. In case of a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (C), for expenses (including attorney's fees but excluding amounts paid in settlement) actually and reasonably incurred by him in connection with the defense or settlement of the suit.

      C. Standard--Derivative Suits. In case of a suit by or in the right of the Corporation, a person named in Paragraph (A) shall be indemnified only if:

      (1)  he is successful on the merits or otherwise, or

      (2) he acted in good faith in the transaction which is the subject of the suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation. However, he shall not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to the Corporation unless (and only to the extent that) the court in which the suit was brought shall determine, upon application, that despite the adjudication but in view of all the circumstances, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

      D. Extent--Nonderivative Suits. In case of a suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (E), for amounts actually and reasonably incurred by him in connection with the defense or settlement of the suit as

      (1)  expenses (including attorneys' fees),
      (2)  amounts paid in settlement
      (3)  judgments, and
      (4)  fines.

      E. Standard--Nonderivative Suits. In case of a nonderivative suit, a person named in Paragraph (A) shall be indemnified only if:

      (1)  he is successful on the merits or otherwise, or

      (2) he acted in good faith in the transaction which is the subject of the nonderivative suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful. The termination of a nonderivative suit by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person failed to satisfy this Paragraph
(E) (2).

      F. Determination That Standard Has Been Met. A determination that the standard of Paragraph (C) or (E) has been satisfied may be made by a court of law or equity or the determination may be made by:

      (1) a majority of the directors of the Corporation (whether or not a quorum) who were not parties to the action, suit or proceeding, or

      (2) independent legal counsel (appointed by a majority of the directors of the Corporation, whether or not a quorum, or elected by the Shareholders of the Corporation) in a written opinion, or

      (3)  the Shareholders of the Corporation.

      G.  Proration.  Anyone making a determination under Paragraph
(F) may determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

      H. Advance Payment. The Corporation may pay in advance any expenses (including attorney's fees) which may become subject to indemnification under paragraphs (A) - (G) if:

      (1)  the Board of Directors authorizes the specific payment and

      (2) the person receiving the payment undertakes in writing to repay unless it is ultimately determined that he is entitled to indemnification by the Corporation under Paragraphs (A) - (G).

      I.  Nonexclusive.  The indemnification provided by Paragraphs
(A) - (G) shall not be exclusive of any other rights to which a person may be entitled by law or by by-law, agreement, vote of Shareholders or disinterested directors, or otherwise.

      J. Continuation. The indemnification and advance payment provided by Paragraphs (A) - (H) shall continue as to a person who has ceased to hold a position named in paragraph (A) and shall inure to his heirs, executors and administrators.

      K. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in Paragraph (A) against any liability incurred by him in any such positions or arising out of this status as such, whether or not the Corporation would have power to indemnify him against such liability under Paragraphs (A) - (H).

      L. Reports. Indemnification payments, advance payments, and insurance purchases and payments made under Paragraphs (A) - (K) shall be reported in writing to the Shareholders of the Corporation with the next notice of annual meeting, or within six months, whichever is sooner.

      M.  Amendment of Article.  Any changes in the General
Corporation Law of Texas increasing, decreasing, amending, changing or otherwise effecting the indemnification of directors, officers, agents, or employees of the Corporation shall be incorporated by reference in this Article as of the date of such changes without further action by the Corporation, its Board of Directors, of Shareholders, it being the intention of this Article that directors, officers, agents and employees of the Corporation shall be indemnified to the maximum degree allowed by the General Corporation Law of the State of Texas at all times.


                           ARTICLE SIXTEEN

                  Limitation On Director Liability

      A. Scope of Limitation. No person, by virtue of being or having been a director of the Corporation, shall have any personal liability for monetary damages to the Corporation or any of its Shareholders for any breach of fiduciary duty except as to the extent provided in Paragraph (B).

      B. Extent of Limitation. The limitation provided for in this Article shall not eliminate or limit the liability of a director to the Corporation or its Shareholders (i) for any breach of the director's duty of loyalty to the Corporation or its Shareholders (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for any unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the General Corporation Law of Texas or (iv) for any transaction for which the director derived an improper personal benefit.

      IN WITNESS WHEREOF, the incorporator hereunto has executed this certificate of incorporation on this 1st day of May, 2001.



                        By: /s/ Henry L. Jan
                        -------------------------
                        Henry L. Jan, Incorporator



EXHIBIT 3.2


                        ILN Amherst Corporation

                               BY-LAWS


                              ARTICLE I

                          The Stockholders

      SECTION 1.1. ANNUAL MEETING. The annual meeting of the stockholders of ILN Amherst Corporation (the "Corporation") shall be held on the third Thursday in May of each year at 10:30 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

      SECTION 1.2. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this Article.

      SECTION 1.3. NOTICE OF MEETINGS. Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

      SECTION 1.4. FIXING DATE OF RECORD. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

      (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Articles of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

      (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

      SECTION 1.5. INSPECTORS. At each meeting of the stockholders, the polls shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

      SECTION 1.6. QUORUM. At any meeting of the stockholders, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

      If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

      SECTION 1.7. BUSINESS. The chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

      SECTION 1.8. STOCKHOLDER PROPOSALS. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the secretary of the Corporation with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

      Any stockholder who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the secretary prior to the date set forth herein above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, qua stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

      Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

      SECTION 1.9. PROXIES. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

      SECTION 1.10. VOTING BY BALLOT. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

      SECTION 1.11. VOTING LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

      SECTION 1.12. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

      SECTION 1.13. VOTING OF STOCK OF CERTAIN HOLDERS. Shares of capital stock of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

      Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

      Shares of capital stock of the Corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

      A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.

      Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.


                             ARTICLE II

                         Board of Directors

      SECTION 2.1. GENERAL POWERS. The business, affairs, and the property of the Corporation shall be managed and controlled by the Board of Directors (the "Board"), and, except as otherwise expressly provided by law, the Articles of Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

      SECTION 2.2. NUMBER OF DIRECTORS. The number of directors which shall constitute the whole Board shall be not fewer than one nor more than five. Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

      SECTION 2.3. ELECTION, TERM AND REMOVAL. Directors shall be elected at the annual meeting of stockholders to succeed those directors whose terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly called for that purpose by the vote of not less than a majority of the outstanding capital stock entitled to vote at an election of directors.

      SECTION 2.4. VACANCIES. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

      SECTION 2.5. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the president or to the secretary of the Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

      SECTION 2.6. PLACE OF MEETINGS, ETC. The Board of Directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.

      SECTION 2.7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix. No notice shall be required for any such regular meeting of the Board.

      SECTION 2.8. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

      The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

      SECTION 2.9. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

      SECTION 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

      SECTION 2.11. QUORUM. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

      SECTION 2.12. BUSINESS. Business shall be transacted at meetings of the Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

      SECTION 2.13. INTEREST OF DIRECTORS IN CONTRACTS. (a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

(b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

      SECTION 2.14. COMPENSATION OF DIRECTORS. Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

      SECTION 2.15. LOANS TO OFFICERS OR EMPLOYEES. The Board of Directors may lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

      SECTION 2.16. NOMINATION. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and; (e) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.


                             ARTICLE III

                              Committees

      SECTION 3.1. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

      SECTION 3.2.  EXECUTIVE COMMITTEE NUMBER AND TERM OF OFFICE.
The Board of Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee. The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

      SECTION 3.3. EXECUTIVE COMMITTEE POWERS. The executive committee may, while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to (i) amend the Certificate of Incorporation or the By-Laws of the Corporation, (ii) fill vacancies on the Board of Directors, (iii) adopt an agreement or certification of ownership, merger or consolidation, (iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution, (v) declare a dividend, or (vi) authorize the issuance of stock.

      SECTION 3.4. EXECUTIVE COMMITTEE MEETINGS. Regular and special meetings of the executive committee may be called and held subject to the same requirements with respect to time, place and notice as are specified in these By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

      The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

      SECTION 3.5. EXECUTIVE COMMITTEE VACANCIES.  The Board of
Directors, by majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.


                              ARTICLE IV

                             The Officers

      SECTION 4.1. NUMBER AND TERM OF OFFICE. The officers of the Corporation shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

      The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

      Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

      SECTION 4.2. REMOVAL. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

      SECTION 4.3. THE CHAIRMAN OF THE BOARD. The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

      SECTION 4.4. THE VICE-CHAIRMAN. The vice-chairman, if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

      SECTION 4.5. THE PRESIDENT. The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

      SECTION 4.6. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of Directors, by law or by these By-Laws or which usually attach or pertain to such office.

      SECTION 4.7. THE EXECUTIVE VICE-PRESIDENTS. In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

      SECTION 4.8. THE VICE-PRESIDENTS. The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these By-Laws.

      SECTION 4.9. THE TREASURER. Subject to the direction of chief executive officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositories shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

      SECTION 4.10. THE SECRETARY. The secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the Corporation; he may sign with an officer-director or any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors or by the executive committee, and, when so ordered by the Board of Directors or the executive committee, he shall affix the seal of the Corporation thereto; he may sign with the president or an executive vice-president all certificates of shares of the capital stock; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of Directors.

      SECTION 4.11. THE CONTROLLER. The controller shall be the chief accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

      SECTION 4.12. THE ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

      SECTION 4.13. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

      SECTION 4.14. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may confer like powers upon any other person or persons.


                             ARTICLE V

                        Contracts and Loans

      SECTION 5.1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

      SECTION 5.2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.


                           ARTICLE VI

            Certificates for Stock and Their Transfer

      SECTION 6.1. CERTIFICATES FOR STOCK. Certificates representing stock of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

      SECTION 6.2. TRANSFERS OF STOCK. Transfers of stock of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the certificate for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.


                             ARTICLE VII

                             Fiscal Year

      SECTION 7.1. FISCAL YEAR. The fiscal year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.


                            ARTICLE VIII

                               Seal

      SECTION 8.1. SEAL. The Board of Directors shall approve a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.


                            ARTICLE IX

                         Waiver of Notice

      SECTION 9.1. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Articles of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.


                            ARTICLE X

                           Amendments

      SECTION 10.1. AMENDMENTS. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.


                          ARTICLE XI

                       Indemnification

      SECTION 11.1.  INDEMNIFICATION.  The Corporation shall
indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Texas, as amended from time to time.




Bylaws Adopted: May 3, 2001



                By:/s/ Henry L.Jan
                -----------------------
                Henry L. Jan, President




EXHIBIT 3.3




Number                                                  Shares

       Incorporated under the laws of the state of Texas

                     ILN Amherst Corporation

Authorized to issue 120,000,000 shares
100,000,000 common shares                 20,000,000 preferred shares
par value $.0001 each                     par value $.0001 each


This certifies that _______________________________ is the owner of
_____________________ fully paid and non assessable Shares of the Common Shares of ILN Amherst Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.


IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this ________ day of ____________A.D.________


                    _____________________________________
                    President

  (seal)


              (Reverse side of stock certificate)

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM --as tenants in common
TEN ENT --as tenants by the entireties
JT TEN--as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT -- ____________Custodian_________(Minor) under Uniform Gifts to Minors Act_______________(State)

For value received, the undersigned hereby sells, assigns and transfers unto _____________________________ (please insert social security or other identifying number of assignee) ___________________________________

____________________________________________________________________
(please print or typewrite name and address of assignee)

_____________________________ Shares represented by the within
Certificate, and hereby irrevocably constitutes and appoints
____________________ Attorney to transfer the said shares on the books of the within-named Corporation with full power of substitution in the premises.

Dated,

___________________________________


___________________________________

In presence of

___________________________________


NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.



EXHIBIT 10.1



AGREEMENT between ILN INDUSTRIES, LLC
      ("ILN INDUSTRIES") and ILN AMHERST CORPORATION (the "Company").

      WHEREAS the Company is a development stage company that has no specific business plan and intends to merge, acquire or otherwise combine with an unidentified company (the "Business
Combination");


      NOW THEREFORE, it is agreed:

      1) ISSUANCE OF COMMON STOCK. The Company will issue ILN Industries 5,000,000 shares of common stock at the time of this agreement. Consideration for the shares issued to ILN Industries will be deducted from the first $1,000 of expenses ILN Industries pays for the Company.


      2) PAYMENT OF THE COMPANY EXPENSES. ILN Industries agrees to pay on behalf of the Company all corporate, organizational and other costs incurred or accrued by the Company until effectiveness of a business combination. ILN Industries understands and agrees that it will not be reimbursed for any payments made by it on behalf of the Company.


      3) INDEPENDENT CONSULTANT.   ILN Industries is not now, and
shall not be, authorized to enter into any agreements, contracts or understandings on behalf of the Company and ILN Industries is not, and shall not be deemed to be, an agent of the Company.


      4) USE OF OTHER CONSULTANTS. The Company understands that
ILN Industries does not intend to work with outside consultants in locating business entities suitable for a business combination.


      5) ILN INDUSTRIES' EXPENSES. ILN Industries will bear its own expenses incurred in regard to its actions under this agreement.


      6) ARBITRATION. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Texas.


      7) COVENANT OF FURTHER ASSURANCES. The parties agree to take any further actions and to execute any further documents which may from time to time be necessary or appropriate to carry out the purposes of this agreement.


      8) EFFECTIVE DATE.   The effective date of this agreement
is as of May 3, 2001.


IN WITNESS WHEREOF, the parties have approved and executed this agreement.

                        ILN INDUSTRIES, LLC

                        /s/ Henry L. Jan
                        ------------------
                        Executive Director


                        ILN AMHERST CORPORATION

                        /s/ Henry L. Jan
                        ------------------
                        President




EXHIBIT 10.2

                       STOCK GRANT AGREEMENT

                            Pursuant to

                       Eneftech Corporation

                     2001 Stock Incentive Plan


This Stock Grant Agreement (the "Agreement"), dated October 26, 2001, is made by and between Eneftech Corporation, a Texas Corporation (the "Company") and Henry Jan (the "Grantee").

The Grantee is a Corporate Development Consultant to the Company.

For Grantee's service to the Company, the Compensation Committee (the "Committee") of the Board of Directors has determined that it is in the best interests of the Company to issue to the Grantee restricted common stock of the Company as compensation for said services that the Grantee has rendered and will continue to render to the Company, on the terms and conditions set forth herein.

In consideration of the premises and the mutual agreements set forth below, the parties hereto agree as follows:

1. Grant of Stock. Pursuant to the terms and conditions set forth herein, the Company hereby grants and issues to the Grantee (the "Grant") as of the date hereof (the "Grant Date"), up to an aggregate of 350,000 shares (the "Shares") of common stock, par value $.0001 per share, of the Company (the "Common Stock") as hereinafter provided.

2. Non-transferability. Until the Shares hereunder shall vest in accordance with Section 3 hereof, the Shares and any other rights granted hereunder shall not be transferable or assignable by the Grantee (whether by operation of law or otherwise) except by will or the laws of descent and distribution or, if then permitted under Rule 16b-3, pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

3. Vesting of Shares. Subject to the other terms set forth herein, the Shares will vest with the Grantee in full on October 26, 2001.

4. Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any distribution of Shares amounts of withholding and other taxes due in connection with any transaction involving the Grant, and to take such other action as the Committee may deem advisable to enable the Company or such Subsidiary or Affiliate and the Grantee to satisfy obligations for the payment of withholding taxes and other tax obligations relating to the Grant, if any. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of the Grantee's tax obligations.

5. Termination of Employment. Upon termination of Grantee's employment for any reason, including the breach by the Grantee of the employment agreement among the Grantee and the Company or its subsidiaries, if any, any Shares not already vested in accordance with Section 3 hereof, shall be subject to immediate forfeiture in all respects and Grantee shall have no right or claim to any such unvested Shares.

6. Adjustments. In the event that the Committee shall determine, in its sole discretion, that any dividend or other distribution (whether in the form of cash, shares of Common Stock or other property), recapitalization, stock split, reverse split, any reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, license arrangement, strategic alliance or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of the Grantee, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of the number and kind of Shares which may thereafter be issued in connection herewith.

7. No Rights as Stockholder. The Grantee shall have no rights as a stockholder with respect to any Shares subject to the Grant prior to the date on which such Shares shall vest in accordance with Section 3 hereof.

8. Representations of the Company.

a. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas.

b. Corporate Power. The Company has all necessary corporate power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby, and has all requisite corporate power and authority to issue the Shares hereunder and to carry out the transactions contemplated hereby.

c. Shares. Upon issuance, the Shares will be duly authorized, validly issued, fully paid and nonassessable, and issued in accordance with applicable laws.

9. Representations of the Grantee.

a. Authority. The Grantee has duly executed and delivered this Agreement to the Company, and its obligations hereunder are the legal, valid and binding obligations of the Grantee and are enforceable in accordance with their terms.

b. Restriction on Transfer; Risk of Forfeiture. The Grantee hereby acknowledges and agrees that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or qualified with the securities regulatory agency of any state and may not be resold or otherwise disposed of unless registered under the Act or qualified with the securities regulatory agency of any state which has jurisdiction over any such transfer or unless an exemption from such registration or qualification is available. The Grantee will transfer the Shares only in accordance with the applicable requirements of all federal and state securities laws. The Grantee acknowledges that the certificate(s) evidencing the Shares will bear a legend regarding restriction on transfer. The Grantee further acknowledges that the Shares are subject to a substantial risk of forfeiture as set forth in Section 5 hereof.

c. Investment. The Grantee is receiving the Shares for its own account, for investment purposes only, and not for the account of any other person, and not with a view to, or for offer or sale in connection with, any distribution, assignment or resale to others or to fractionalization in whole or in part.

10. No Rights to Continued Employment. Nothing in the Grant or this Agreement shall confer upon the Grantee the right to continue in service or be entitled to any remuneration or benefits not set forth in this Agreement or to interfere with or limit in any way the right of the Company or any Subsidiary or Affiliate to terminate the Grantee's service as an officer, director or consultant of the Company or any Subsidiary or Affiliate.

11. Compliance with Legal and Exchange Requirements. The granting, issuance and delivery of the Shares pursuant to the terms of this Agreement and the other obligations of the Company hereunder shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares hereunder until completion of such stock exchange listing or registration or qualification of such Shares or other required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require the Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations.

12. Change in Control Provisions. In the event of a Change in Control, as defined in the 2001 Stock Incentive Plan (the "Plan"), the Shares shall become fully vested, whether or not theretofore vested as forth herein, as more fully described within the Plan.

13. Notices. All notices or any other communications hereunder shall be in writing and delivered personally or by registered or certified mail or overnight courier, addressed, if to the Company, to Eneftech Corporation, 92 Corporate Park, Ste. C # 273, Irvine, CA 92606,
Attention: Secretary; and if to the Grantee, at the address set forth on the signature page hereof, subject to the right of either party to designate at any time hereafter in writing some other address.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California and Texas without giving effect to the conflict of laws principles thereof.

15. No Assignment. Neither this Agreement nor any of the rights or obligations of the Grantee hereunder may be transferred or assigned by the Grantee except as set forth in paragraph 2 hereof.

16. Benefits. This Agreement shall be binding upon and inure to the benefit of the parties hereto. This Agreement is for the sole benefit of the parties hereto and not for the benefit of any other party.

17. Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

18. Amendments. No modification, amendment or waiver or any provision of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

19. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.


IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the Secretary, and Grantee has executed this Agreement, both as of the day and year first above written.




ENEFTECH CORPORATION


By: /s/ Meinrad Buerer
Meinrad Buerer, Secretary


GRANTEE

By: /s/ Henry Jan
Name in print: Henry Jan
Address:  15007 Grove Gardens, Houston, TX 77082




EXHIBIT 10.3

                        STOCK GRANT AGREEMENT

                             Pursuant to

                        Expresso Express, Inc.

                     2001 Stock Incentive Plan


This Stock Grant Agreement (the "Agreement"), dated October 23, 2001, is made by and between Expresso Express, Inc, a Texas Corporation (the "Company") and Henry L. Jan (the "Grantee").

The Grantee is a Corporate Development Consultant to the Company.

For Grantee's service to the Company, the Compensation Committee (the "Committee") of the Board of Directors has determined that it is in the best interests of the Company to issue to the Grantee restricted common stock of the Company as compensation for said services that the Grantee has rendered and will continue to render to the Company, on the terms and conditions set forth herein.

In consideration of the premises and the mutual agreements set forth below, the parties hereto agree as follows:

1. Grant of Stock. Pursuant to the terms and conditions set forth herein, the Company hereby grants and issues to the Grantee (the "Grant") as of the date hereof (the "Grant Date"), up to an aggregate of 250,000 shares (the "Shares") of common stock, par value $.0001 per share, of the Company (the "Common Stock") as hereinafter provided.

2. Non-transferability. Until the Shares hereunder shall vest in accordance with Section 3 hereof, the Shares and any other rights granted hereunder shall not be transferable or assignable by the Grantee (whether by operation of law or otherwise) except by will or the laws of descent and distribution or, if then permitted under Rule 16b-3, pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

3. Vesting of Shares. Subject to the other terms set forth herein, the Shares will vest with the Grantee in full on October 23, 2001.

4. Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any distribution of Shares amounts of withholding and other taxes due in connection with any transaction involving the Grant, and to take such other action as the Committee may deem advisable to enable the Company or such Subsidiary or Affiliate and the Grantee to satisfy obligations for the payment of withholding taxes and other tax obligations relating to the Grant, if any. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of the Grantee's tax obligations.

5. Termination of Employment. Upon termination of Grantee's employment for any reason, including the breach by the Grantee of the employment agreement among the Grantee and the Company or its subsidiaries, if any, any Shares not already vested in accordance with Section 3 hereof, shall be subject to immediate forfeiture in all respects and Grantee shall have no right or claim to any such unvested Shares.

6. Adjustments. In the event that the Committee shall determine, in its sole discretion, that any dividend or other distribution (whether in the form of cash, shares of Common Stock or other property), recapitalization, stock split, reverse split, any reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, license arrangement, strategic alliance or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of the Grantee, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of the number and kind of Shares which may thereafter be issued in connection herewith.

7. No Rights as Stockholder. The Grantee shall have no rights as a stockholder with respect to any Shares subject to the Grant prior to the date on which such Shares shall vest in accordance with Section 3 hereof.

8. Representations of the Company.

a. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas.

b. Corporate Power. The Company has all necessary corporate power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby, and has all requisite corporate power and authority to issue the Shares hereunder and to carry out the transactions contemplated hereby.

c. Shares. Upon issuance, the Shares will be duly authorized, validly issued, fully paid and nonassessable, and issued in accordance with applicable laws.

9. Representations of the Grantee.

a. Authority. The Grantee has duly executed and delivered this Agreement to the Company, and its obligations hereunder are the legal, valid and binding obligations of the Grantee and are enforceable in accordance with their terms.

b. Restriction on Transfer; Risk of Forfeiture. The Grantee hereby acknowledges and agrees that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or qualified with the securities regulatory agency of any state and may not be resold or otherwise disposed of unless registered under the Act or qualified with the securities regulatory agency of any state which has jurisdiction over any such transfer or unless an exemption from such registration or qualification is available. The Grantee will transfer the Shares only in accordance with the applicable requirements of all federal and state securities laws. The Grantee acknowledges that the certificate(s) evidencing the Shares will bear a legend regarding restriction on transfer. The Grantee further acknowledges that the Shares are subject to a substantial risk of forfeiture as set forth in Section 5 hereof.

c. Investment. The Grantee is receiving the Shares for its own account, for investment purposes only, and not for the account of any other person, and not with a view to, or for offer or sale in connection with, any distribution, assignment or resale to others or to fractionalization in whole or in part.

10. No Rights to Continued Employment. Nothing in the Grant or this Agreement shall confer upon the Grantee the right to continue in service or be entitled to any remuneration or benefits not set forth in this Agreement or to interfere with or limit in any way the right of the Company or any Subsidiary or Affiliate to terminate the Grantee's service as an officer, director or consultant of the Company or any Subsidiary or Affiliate.

11. Compliance with Legal and Exchange Requirements. The granting, issuance and delivery of the Shares pursuant to the terms of this Agreement and the other obligations of the Company hereunder shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares hereunder until completion of such stock exchange listing or registration or qualification of such Shares or other required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require the Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations.

12. Change in Control Provisions. In the event of a Change in Control, as defined in the 2001 Stock Incentive Plan (the "Plan"), the Shares shall become fully vested, whether or not theretofore vested as forth herein, as more fully described within the Plan.

13. Notices. All notices or any other communications hereunder shall be in writing and delivered personally or by registered or certified mail or overnight courier, addressed, if to the Company, to Expresso Express, Inc 92 Corporate Park, Ste. C # 273, Irvine, CA 92606,
Attention: Secretary; and if to the Grantee, at the address set forth on the signature page hereof, subject to the right of either party to designate at any time hereafter in writing some other address.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California and Texas without giving effect to the conflict of laws principles thereof.

15. No Assignment. Neither this Agreement nor any of the rights or obligations of the Grantee hereunder may be transferred or assigned by the Grantee except as set forth in paragraph 2 hereof.

16. Benefits. This Agreement shall be binding upon and inure to the benefit of the parties hereto. This Agreement is for the sole benefit of the parties hereto and not for the benefit of any other party.

17. Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

18. Amendments. No modification, amendment or waiver or any provision of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

19. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.


IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the Secretary, and Grantee has executed this Agreement, both as of the day and year first above written.




EXPRESSO EXPRESS, INC


By: /s/ Simon Gaunt
Simon Gaunt, Secretary


GRANTEE


By: /s/ Henry Jan
Name in print: Henry Jan
Address:  15007 Grove Gardens, Houston, TX 77082




EXHIBIT 10.4


                        STOCK GRANT AGREEMENT

                             Pursuant to

                     United Film Partners, Inc.

                     2001 Stock Incentive Plan


This Stock Grant Agreement (the "Agreement"), dated September 19, 2001, is made by and between United Film Partners, Inc, a Texas Corporation (the "Company") and Henry L. Jan (the "Grantee").

The Grantee is a Corporate Development Consultant to the Company.

For Grantee's service to the Company, the Compensation Committee (the "Committee") of the Board of Directors has determined that it is in the best interests of the Company to issue to the Grantee restricted common stock of the Company as compensation for said services that the Grantee has rendered and will continue to render to the Company, on the terms and conditions set forth herein.

In consideration of the premises and the mutual agreements set forth below, the parties hereto agree as follows:

1. Grant of Stock. Pursuant to the terms and conditions set forth herein, the Company hereby grants and issues to the Grantee (the "Grant") as of the date hereof (the "Grant Date"), up to an aggregate of 250,000 shares (the "Shares") of common stock, par value $.0001 per share, of the Company (the "Common Stock") as hereinafter provided.

2. Non-transferability. Until the Shares hereunder shall vest in accordance with Section 3 hereof, the Shares and any other rights granted hereunder shall not be transferable or assignable by the Grantee (whether by operation of law or otherwise) except by will or the laws of descent and distribution or, if then permitted under Rule 16b-3, pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

3. Vesting of Shares. Subject to the other terms set forth herein, the Shares will vest with the Grantee in full on October 1, 2001.

4. Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any distribution of Shares amounts of withholding and other taxes due in connection with any transaction involving the Grant, and to take such other action as the Committee may deem advisable to enable the Company or such Subsidiary or Affiliate and the Grantee to satisfy obligations for the payment of withholding taxes and other tax obligations relating to the Grant, if any. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of the Grantee's tax obligations.

5. Termination of Employment. Upon termination of Grantee's employment for any reason, including the breach by the Grantee of the employment agreement among the Grantee and the Company or its subsidiaries, if any, any Shares not already vested in accordance with Section 3 hereof, shall be subject to immediate forfeiture in all respects and Grantee shall have no right or claim to any such unvested Shares.

6. Adjustments. In the event that the Committee shall determine, in its sole discretion, that any dividend or other distribution (whether in the form of cash, shares of Common Stock or other property), recapitalization, stock split, reverse split, any reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, license arrangement, strategic alliance or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of the Grantee, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of the number and kind of Shares which may thereafter be issued in connection herewith.

7. No Rights as Stockholder. The Grantee shall have no rights as a stockholder with respect to any Shares subject to the Grant prior to the date on which such Shares shall vest in accordance with Section 3 hereof.

8. Representations of the Company.

a. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas.

b. Corporate Power. The Company has all necessary corporate power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby, and has all requisite corporate power and authority to issue the Shares hereunder and to carry out the transactions contemplated hereby.

c. Shares. Upon issuance, the Shares will be duly authorized, validly issued, fully paid and nonassessable, and issued in accordance with applicable laws.

9. Representations of the Grantee.

a. Authority. The Grantee has duly executed and delivered this Agreement to the Company, and its obligations hereunder are the legal, valid and binding obligations of the Grantee and are enforceable in accordance with their terms.

b. Restriction on Transfer; Risk of Forfeiture. The Grantee hereby acknowledges and agrees that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or qualified with the securities regulatory agency of any state and may not be resold or otherwise disposed of unless registered under the Act or qualified with the securities regulatory agency of any state which has jurisdiction over any such transfer or unless an exemption from such registration or qualification is available. The Grantee will transfer the Shares only in accordance with the applicable requirements of all federal and state securities laws. The Grantee acknowledges that the certificate(s) evidencing the Shares will bear a legend regarding restriction on transfer. The Grantee further acknowledges that the Shares are subject to a substantial risk of forfeiture as set forth in Section 5 hereof.

c. Investment. The Grantee is receiving the Shares for its own account, for investment purposes only, and not for the account of any other person, and not with a view to, or for offer or sale in connection with, any distribution, assignment or resale to others or to fractionalization in whole or in part.

10. No Rights to Continued Employment. Nothing in the Grant or this Agreement shall confer upon the Grantee the right to continue in service or be entitled to any remuneration or benefits not set forth in this Agreement or to interfere with or limit in any way the right of the Company or any Subsidiary or Affiliate to terminate the Grantee's service as an officer, director or consultant of the Company or any Subsidiary or Affiliate.

11. Compliance with Legal and Exchange Requirements. The granting, issuance and delivery of the Shares pursuant to the terms of this Agreement and the other obligations of the Company hereunder shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares hereunder until completion of such stock exchange listing or registration or qualification of such Shares or other required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require the Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations.

12. Change in Control Provisions. In the event of a Change in Control, as defined in the 2001 Stock Incentive Plan (the "Plan"), the Shares shall become fully vested, whether or not theretofore vested as forth herein, as more fully described within the Plan.

13. Notices. All notices or any other communications hereunder shall be in writing and delivered personally or by registered or certified mail or overnight courier, addressed, if to the Company, to United Film Partners, Inc., 1224 N. Lincoln St., Burbank, CA 91506, Attention:
Secretary; and if to the Grantee, at the address set forth on the signature page hereof, subject to the right of either party to designate at any time hereafter in writing some other address.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California and Texas without giving effect to the conflict of laws principles thereof.

15. No Assignment. Neither this Agreement nor any of the rights or obligations of the Grantee hereunder may be transferred or assigned by the Grantee except as set forth in paragraph 2 hereof.

16. Benefits. This Agreement shall be binding upon and inure to the benefit of the parties hereto. This Agreement is for the sole benefit of the parties hereto and not for the benefit of any other party.

17. Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

18. Amendments. No modification, amendment or waiver or any provision of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

19. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument.


IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the Secretary, and Grantee has executed this Agreement, both as of the day and year first above written.



UNITED FILM PARTNERS, INC


By: /s/ Steven Stotesbery
Steven Stotesbery, Secretary


GRANTEE


By: /s/ Henry Jan
Name in print: Henry Jan
Address:  15007 Grove Gardens, Houston, TX 77082